August 20, 2019	TSX.V - GIGA

Giga Metals initiates corporate awareness campaign

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corp. (TSX.V - GIGA), announced today that the Company has entered into a corporate awareness agreement with Phenom Ventures LLC, based in Miami Beach, Florida.  The cost of the campaign is U.S. $150,000 over six months, then U.S. $4,500 per month thereafter.

"Nickel prices have been rising steadily over the last few months," said Mr. Jarvis.  "The time is right to expand awareness of our company and our Turnagain nickel/cobalt project."

Grant of options

Pursuant to its stock option plan, approved by the TSX Venture Exchange, the Company has granted 100,000 options with a strike price of $0.30 and a term of three years to a consultant.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, PRESIDENT & CEO
GIGA METALS CORPORATION

Tel - 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com